Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2019 first-quarter
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2019 first-quarter results

Delivered strong quarterly performance and on track to meet production and cost guidance

Paracatu and Tasiast achieved record quarterly production and significantly lower costs

Toronto, Ontario – May 7, 2019 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the first-quarter ended March 31, 2019.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 18 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2019 first-quarter highlights:

	Q1 2019 results	2019 guidance (+/- 5%)
Gold equivalent production[1] (ounces)	606,031	2.5 million
Production cost of sales[2] ($ per Au eq. oz.)	$682	$730
All-in sustaining cost[2] ($ per Au eq. oz.)	$925	$995
Capital expenditures	$264.8 million	$1,050 million

•	Company on track to meet 2019 annual guidance for production, production cost of sales per ounce, all-in sustaining cost per ounce, and capital expenditures.
•	Operating cash flow of $251.6 million and adjusted operating cash flow[2] of $230.8 million.
•	Reported net earnings[3] of $64.7 million, or $0.05 per share, and adjusted net earnings[2,3] of $83.3 million, or $0.07 per share.
•	Cash and cash equivalents of $406.9 million and total liquidity of approximately $1.8 billion at March 31, 2019, with no debt maturities until 2021.

Operations and organic development projects highlights:

•	Paracatu delivered record quarterly production and its lowest costs since 2010 mainly due to improved grade control, mill efficiencies, high recoveries, and lower power costs.
•	Tasiast achieved record quarterly production and its lowest costs since 2011, as the mine continued its strong performance since the completion of the Phase One project.
•	The Round Mountain Phase W project is nearing completion, with Phase W ore now being placed on the newly completed heap leach pad.
•	The Bald Mountain Vantage Complex project is well-advanced, with commissioning of processing facilities now commenced as scheduled. Ore is now being placed on the new heap leach pad.
•	The Fort Knox Gilmore project is on schedule to start stripping in Q3 2019, with initial ore expected in early 2020. Heap leach construction activities are proceeding well.
•	The completed Lobo-Marte project scoping study shows encouraging results for a potential return to long-term production in Chile, with Lobo-Marte production commencing after the La Coipa Restart project’s mine life, where a feasibility study is on schedule to be completed in Q3 2019.
•	The Company expects to complete the evaluation of low-cost alternative approaches to increase throughput at Tasiast in the second half of 2019.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 13 to 17 of this news release.

3 Net earnings figures in this release represent “net earnings from continuing operations attributable to common shareholders”.

p. 1 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

CEO commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to 2019 first-quarter results:

“We had an excellent first quarter built on strong operational performance and disciplined cost management. We continue to maintain our financial strength and solid liquidity and are once again well positioned to deliver on our annual production and cost guidance for the year.

“Our three largest operations – Paracatu, Tasiast and Kupol – all exceeded expectations. At Paracatu, improved grade control, mill efficiencies, high recoveries and lower power costs resulted in record quarterly production and the lowest production costs since 2010. Tasiast set another production record in the quarter and costs continued to decline. Kupol continued its consistent high performance and delivered yet another strong quarter.

“During the quarter we advanced work on our development pipeline. The Nevada projects at Round Mountain Phase W and Bald Mountain Vantage Complex are nearing completion and entering their commissioning phases. The Fort Knox Gilmore project is on schedule and heap leach construction activities are ramping up. We completed the scoping study for Lobo-Marte and the results highlight the potential for long-term production in Chile in conjunction with the La Coipa Restart project. At Tasiast, we are continuing to evaluate low-cost alternative approaches to increase throughput, which we are targeting for completion in the second half of 2019.”

Financial results

Summary of financial and operating results

	Three months ended
	March 31,
(in millions, except ounces, per share amounts, and per ounce amounts)	2019	2018
Operating Highlights
Total gold equivalent ounces(1)
Produced(3)	611,263	659,955
Sold(3)	603,057	674,661

Attributable gold equivalent ounces(1)
Produced(3)	606,031	653,937
Sold(3)	597,649	668,217

Financial Highlights
Metal sales	$786.2	$897.2
Production cost of sales	$411.7	$444.6
Depreciation, depletion and amortization	$164.1	$193.1
Operating earnings	$115.4	$177.9
Net earnings attributable to common shareholders	$64.7	$106.1
Basic earnings per share attributable to common shareholders	$0.05	$0.09
Diluted earnings per share attributable to common shareholders	$0.05	$0.08
Adjusted net earnings attributable to common shareholders(2)	$83.3	$125.2
Adjusted net earnings per share(2)	$0.07	$0.10
Net cash flow provided from operating activities	$251.6	$293.5
Adjusted operating cash flow(2)	$230.8	$363.7
Capital expenditures	$264.8	$246.9
Average realized gold price per ounce(2)	$1,304	$1,330
Consolidated production cost of sales per equivalent ounce(3) sold(2)	$683	$659
Attributable(1) production cost of sales per equivalent ounce(3) sold(2)	$682	$658
Attributable(1) production cost of sales per ounce sold on a by-product basis(2)	$668	$644
Attributable(1) all-in sustaining cost per ounce sold on a by-product basis(2)	$917	$835
Attributable(1) all-in sustaining cost per equivalent ounce(3) sold(2)	$925	$846
Attributable(1) all-in cost per ounce sold on a by-product basis(2)	$1,239	$1,124
Attributable(1) all-in cost per equivalent ounce(3) sold(2)	$1,240	$1,128

(1)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(2)	The definitions and reconciliation of these non-GAAP financial measures is included on pages 13 to 17 of this news release.
(3)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2019 was 83.74:1 (first quarter of 2018 - 79.25:1)

p. 2 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The following operating and financial results are based on first quarter 2019 gold equivalent production. Production and cost measures are on an attributable basis:

Production: Kinross produced 606,031 attributable Au eq. oz. in the first quarter of 2019, compared with 653,937 Au eq. oz. in the first quarter of 2018.

Production cost of sales: Production cost of sales per Au eq. oz.2 was $682 for the first quarter of 2019, compared with $658 for the first quarter of 2018. Production cost of sales per Au oz. on a by-product basis2 was $668 in Q1 2019, compared with $644 in Q1 2018, based on Q1 2019 attributable gold sales of 584,427 ounces and attributable silver sales of 1,107,143 ounces.

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 was $925 in Q1 2019, compared with $846 in Q1 2018. All-in sustaining cost per Au oz. sold on a by-product basis2 was $917 in Q1 2019, compared with $835 in Q1 2018.

Revenue: Revenue from metal sales was $786.2 million in the first quarter of 2019, compared with $897.2 million during the same period in 2018, mainly due to a decrease in gold equivalent ounces sold and a lower realized gold price.

Average realized gold price4: The average realized gold price in Q1 2019 was $1,304 per ounce, compared with $1,330 per ounce in Q1 2018.

Margins: Kinross’ attributable margin per Au eq. oz. sold5 was $622 for the first quarter of 2019, compared with the Q1 2018 margin of $672 per Au eq. oz. sold.

Operating cash flow: Adjusted operating cash flow2 was $230.8 million for the first quarter of 2019, compared with $363.7 million for Q1 2018, mainly as a result of a decrease in margins due to a lower realized gold price.

Net operating cash flow was $251.6 million for the first quarter of 2019, compared with $293.5 million for Q1 2018.

Earnings: Adjusted net earnings2,3 was $83.3 million, or $0.07 per share, for Q1 2019, compared with adjusted net earnings of $125.2 million, or $0.10 per share, for Q1 2018.

Reported net earnings3 was $64.7 million, or $0.05 per share, for Q1 2019, compared with earnings of $106.1 million, or $0.09 per share, in Q1 2018. The decrease was mainly as a result of lower operating earnings, partially offset by a decrease in income tax expense.

Capital expenditures: Capital expenditures was $264.8 million for Q1 2019, compared with $246.9 million for the same period last year, mainly due to increased spending at our U.S. projects offset by lower spending at Tasiast.

Operating results
Mine-by-mine summaries for 2019 first-quarter operating results may be found on pages eight and 12 of this news release. Highlights include the following:

Americas

Paracatu continued its strong performance, achieving record quarterly production and the lowest cost of sales per ounce sold since Q4 2010. Recoveries remained strong during the quarter while improvements in grade control, higher mill efficiencies and increased mill throughput contributed to the record production. Cost of sales per ounce sold decreased year-over-year due to lower operating waste mined, favourable foreign exchange movements, and lower power costs. Cost of sales per ounce sold decreased quarter-over-quarter mainly due to lower maintenance costs, reduced contractor and tire costs, and lower power costs.

4 Average realized gold price is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold.

5 Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 3 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

At Round Mountain, production was lower compared with Q4 2018 mainly due to lower mill throughput, as the site mined harder ore during the quarter, and fewer ounces produced from the heap leach pads. Lower mill grades also contributed to the lower production compared with Q1 2018. Cost of sales per ounce sold was lower compared with both periods mainly due to a decrease in operating waste mined.

At Bald Mountain, production was largely in line compared with the previous quarter and was lower compared with Q1 2018 mainly due to the timing of ounces recovered from the heap leach pads. Cost of sales per ounce sold was lower quarter-over-quarter mainly due to lower operating waste mined, and higher year-over-year as a result of a decrease in gold produced from the heap leach, partially offset by lower operating waste mined.

At Fort Knox, production decreased as anticipated, with Q1 2019 performance reflecting the mining and reduced milling strategy at the mine. The lower production versus the previous quarter and year was due to the combined effects of lower mill tonnages, the timing of heap leach recoveries, the continued effects of the pit wall slide in Q1 2018, and geotechnical instability as a result of higher than average rainfall in the second half of 2018. The lower production contributed to the higher cost of sales per ounce sold quarter-over-quarter and year-over year.

At Maricunga, gold production was better than expected, as rinsing of heap materials placed on the pads prior to the suspension of mining activities continued during the quarter. Cost of sales per ounce sold was lower compared with Q4 2018 and Q1 2018 mainly due to lower processing costs.

Russia

At Kupol and Dvoinoye, production increased quarter-over-quarter and year-over-year mainly due to higher grades at Kupol. Cost of sales per ounce sold increased compared with Q4 2018 largely due to higher operating waste mined and higher operating costs at Dvoinoye. Increased fuel costs also contributed to higher cost of sales versus Q1 2018, which was partially offset by lower labour costs and favourable foreign exchange movements.

Development at the Dvoinoye Zone 1 deposit is proceeding on schedule and production is expected to commence in mid-2019.

West Africa

Tasiast achieved another record production quarter, and decreased cost of sales per ounce, as the site continues to benefit from the Phase One expansion. Excellent mill throughput rates, which exceeded expectations, and higher mill grades and recoveries, contributed to the increased production and lower cost per ounce. Decreases in contractor expense and maintenance supplies also contributed to the lower cost per ounce, which were at their lowest level since Q1 2011.

Chirano continued to perform well, with production mainly in line with Q4 2018. Production was lower versus Q1 2018 mainly due to an expected decrease in grades. Cost of sales per ounce sold was higher quarter-over-quarter and year-over-year mainly due to higher operating waste mined, as the site re-started open pit mining during the quarter.

Organic development projects and opportunities

Tasiast phased expansion

Tasiast continued its strong performance since the completion of the Phase One expansion. The mine achieved record quarterly production, and decreased cost of sales per ounce, as the new SAG mill continued to outperform, with throughput during Q1 2019 averaging approximately 15,000 tonnes per day (tpd), excluding the planned mill shutdown days for relining and inspection.

p. 4 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

While the Phase Two expansion remains a viable option, Kinross is targeting the second half of 2019 to complete an evaluation of lower cost alternative approaches to increase throughput and preserve, and potentially enhance, the overall value proposition. This includes taking into account the strong Phase One performance and increasing throughput to 30,000 tpd. The evaluation also includes opportunities for an initial incremental step to increase throughput to above 20,000 tpd at a significantly lower capital cost through de-bottlenecking, continuous improvement and further optimization of the current processing circuit.

The Company is advancing the project financing for Tasiast, as due diligence activities and discussions regarding commercial terms continue to progress well. Kinross is seeking to obtain a total of $300 million in financing from Export Development Canada, the International Financial Corporation, and two commercial banks, and is targeting completion of the financing in the second half of 2019.

Round Mountain Phase W

The Round Mountain Phase W project is near completion, and continues to be on schedule and on budget. Construction of the new heap leach pad is now complete, with Phase W ore currently being placed on the pads. Commissioning of the processing circuit has commenced ahead of schedule, with initial solution being applied to the pads to prepare for completion of the vertical carbon-in-column (VCIC) plant, which is approximately 80% complete. Construction of mine infrastructure, including the truck shop, warehouse, wash bay and fuel island, is now 60% complete.

Click here for video highlighting Phase W development: https://youtu.be/Qx8I3ZL9xyI

Bald Mountain Vantage Complex

The Bald Mountain Vantage Complex project is well-advanced, as the VCIC plant is approximately 70% complete, and the heap leach pad is approximately 90% complete, with ore being placed on completed portions of the pad. While unusually severe winter weather has challenged the project budget and schedule, commissioning of the processing circuit commenced as scheduled at the end of Q1 2019 with solution now being applied on the heap to build solution grade. The project cost forecast is now expected to be approximately $130 million, mainly due to weather challenges, higher than anticipated construction contract rates, and issues with the supply of some of the fabricated components. Construction of support infrastructure, including the truck shop, warehouse and wash bay, is 60% complete. An operations readiness task force has been established to ensure a smooth transition of the project to Operations.

Fort Knox Gilmore

The Fort Knox Gilmore project is progressing on schedule and on budget, with initial ore expected in early 2020. Procurement and contracting for 2019 heap construction activities are proceeding well, with the majority of contracts issued and awarded, and contractors mobilizing to site. Stripping is on schedule to commence in Q3 2019, with expansion of the dewatering system continuing on plan.

La Coipa Restart and Lobo-Marte

The Company continues to evaluate the potential for a return to long-term production in Chile, which includes the La Coipa Restart project followed by the Lobo-Marte project, one of the highest grade deposits in the Maricunga district, and located approximately 80 kilometres southeast of La Coipa.

The scoping study for Lobo-Marte has been completed and contemplates production commencing after the La Coipa project’s mine life, along with a heap leach and SART (sulphidization, acidification, recycling and thickening) plant operation. Kinross has previously leveraged SART technology in the region with positive results.

Preliminary estimates for Lobo-Marte include a mine life that could extend more than 10 years, with total life of mine production of approximately 4.1 million Au oz. at a grade of 1.2 g/t. The initial estimate for capital is $750 million (+/- 20%), with an approximate three-year construction timeline after project approval. Lobo-Marte is now progressing to a pre-feasibility study (PFS) with permitting efforts also underway. The PFS is expected to be completed in mid-2020.

p. 5 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Kinross is on schedule to complete the La Coipa Restart feasibility study in Q3 2019. The La Coipa feasibility study and the Lobo-Marte PFS are expected to determine the degree to which resources such as personnel, water, energy and capital equipment can be shared and leveraged for synergies and efficiencies between the two potential projects.

Balance sheet and financial flexibility

As of March 31, 2019, Kinross had cash and cash equivalents of $406.9 million, compared with $349.0 million at December 31, 2018.

The Company also had available credit of $1,417.2 million, for total liquidity of approximately $1.8 billion, and no debt maturities until 2021.

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 18 of this news release.

Kinross expects to meet its production guidance of 2.5 million Au eq. oz. (+/- 5%) for the year. The Company also expects to be within its production cost of sales guidance of $730 per Au eq. oz. (+/- 5%) and all-in sustaining cost guidance of $995 per Au eq. oz. (+/-5%) in 2019.

The Company is on track to meet its 2019 capital expenditure forecast of approximately $1,050 million (+/-5%).

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Wednesday, May 8, 2019 at 7:45 a.m. ET. to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (877) 201-0168; Conference ID: 3886121

Outside of Canada & US – +1 (647) 788-4901; Conference ID: 3886121

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Conference ID: 3886121

Outside of Canada & US – +1 (416) 621-4642; Conference ID: 3886121

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

Kinross’ Annual and Special Meeting of Shareholders will also be held on Wednesday, May 8, 2019 at 10:00 a.m. ET at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, Canada. A live audio webcast (listen-only mode) of the meeting will be available at www.kinross.com and will also be archived for later access.

This news release should be read in conjunction with Kinross’ 2019 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2019 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 6 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 7 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Review of operations

Three months ended March 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2019	2018	2019	2018	2019	2018	2019	2018

Fort Knox	37,613	79,928	37,937	79,611	$38.8	$42.2	$1,023	$530
Round Mountain	85,135	97,083	83,614	97,781	56.0	66.6	670	681
Bald Mountain	47,255	93,440	43,230	98,142	29.2	46.1	675	470
Kettle River - Buckhorn	-	-	-	927	-	-	-	-
Paracatu	146,776	128,200	146,397	128,279	94.9	115.9	648	903
Maricunga	10,716	22,166	7,624	22,354	4.8	15.5	630	693
Americas Total	327,495	420,817	318,802	427,094	223.7	286.3	702	670

Kupol	130,088	120,181	130,414	122,624	78.0	64.6	598	527
Russia Total	130,088	120,181	130,414	122,624	78.0	64.6	598	527

Tasiast	101,358	58,778	99,758	60,503	66.0	46.8	662	774
Chirano (100%)	52,322	60,179	54,083	64,440	44.0	46.9	814	728
West Africa Total	153,680	118,957	153,841	124,943	110.0	93.7	715	750

Operations Total	611,263	659,955	603,057	674,661	411.7	444.6	683	659
Less Chirano non-controlling interest (10%)	(5,232)	(6,018)	(5,408)	(6,444)	(4.4)	(4.7)
Attributable Total	606,031	653,937	597,649	668,217	$407.3	$439.9	$682	$658

p. 8 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)

	As at
	March 31,	December 31,
	2019	2018

Assets
Current assets
Cash and cash equivalents	$406.9	$349.0
Restricted cash	13.3	12.7
Accounts receivable and other assets	92.7	101.4
Current income tax recoverable	73.4	79.0
Inventories	1,004.2	1,052.0
Unrealized fair value of derivative assets	6.9	3.8
	1,597.4	1,597.9
Non-current assets
Property, plant and equipment	5,656.2	5,519.1
Goodwill	158.8	162.7
Long-term investments	154.3	155.9
Investments in joint ventures	18.3	18.3
Unrealized fair value of derivative assets	2.0	0.8
Other long-term assets	581.9	564.1
Deferred tax assets	48.4	45.0
Total assets	$8,217.3	$8,063.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$384.4	$465.9
Current income tax payable	58.9	21.7
Current portion of provisions	63.3	72.6
Other current liabilities	22.6	52.2
	529.2	612.4
Non-current liabilities
Long-term debt and credit facilities	1,870.6	1,735.0
Provisions	823.2	816.4
Long-term lease liabilities	41.7	-
Unrealized fair value of derivative liabilities	3.4	9.6
Other long-term liabilities	101.5	97.9
Deferred tax liabilities	236.8	265.2
Total liabilities	3,606.4	3,536.5

Equity
Common shareholders' equity
Common share capital	$14,919.2	$14,913.4
Contributed surplus	234.6	239.8
Accumulated deficit	(10,483.3)	(10,548.0)
Accumulated other comprehensive income (loss)	(80.1)	(98.5)
Total common shareholders' equity	4,590.4	4,506.7
Non-controlling interest	20.5	20.6
Total equity	4,610.9	4,527.3
Total liabilities and equity	$8,217.3	$8,063.8

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,252,293,410	1,250,228,821

p. 9 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except share and per share amounts)
	Three months ended
	March 31,	March 31,
	2019	2018
Revenue
Metal sales	$786.2	$897.2

Cost of sales
Production cost of sales	411.7	444.6
Depreciation, depletion and amortization	164.1	193.1
Total cost of sales	575.8	637.7
Gross profit	210.4	259.5
Other operating expense	32.9	25.4
Exploration and business development	19.5	20.5
General and administrative	42.6	35.7
Operating earnings	115.4	177.9
Other income (expense) - net	2.7	5.9
Equity in losses of joint ventures	-	(0.1)
Finance income	2.1	3.4
Finance expense	(27.5)	(26.9)
Earnings before tax	92.7	160.2
Income tax expense - net	(28.1)	(54.0)
Net earnings	$64.6	$106.2
Net earnings (loss) attributable to:
Non-controlling interest	$(0.1)	$0.1
Common shareholders	$64.7	$106.1

Earnings per share attributable to common shareholders
Basic	$0.05	$0.09
Diluted	$0.05	$0.08

Weighted average number of common shares outstanding (millions)
Basic	1,250.6	1,247.5
Diluted	1,259.1	1,258.3

p. 10 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited expressed in millions of United States dollars)
	Three months ended
	March 31,	March 31,
	2019	2018
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$64.6	$106.2
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	164.1	193.1
Equity in losses of joint ventures	-	0.1
Share-based compensation expense	4.6	4.0
Finance expense	27.5	26.9
Deferred tax (recovery) expense	(37.2)	11.4
Foreign exchange losses and other	7.2	22.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	14.6	(2.4)
Inventories	37.4	(23.0)
Accounts payable and accrued liabilities	(14.2)	(23.2)
Cash flow provided from operating activities	268.6	315.1
Income taxes paid	(17.0)	(21.6)
Net cash flow provided from operating activities	251.6	293.5
Investing:
Additions to property, plant and equipment	(264.8)	(246.9)
Settlement of deferred payment obligation and acquisition	(30.0)	(35.1)
Net additions to long-term investments and other assets	(6.4)	(14.3)
Net proceeds from the sale of property, plant and equipment	0.9	3.0
Increase in restricted cash	(0.6)	(0.7)
Interest received and other	0.9	2.6
Net cash flow used in investing activities	(300.0)	(291.4)
Financing:
Net proceeds from issuance/drawdown of debt	160.0	-
Repayment of debt	(25.0)	-
Payment of finance lease liabilities	(3.3)	-
Interest paid	(27.3)	(30.0)
Other	0.2	0.4
Net cash flow provided from (used in) financing activities	104.6	(29.6)
Effect of exchange rate changes on cash and cash equivalents	1.7	(0.4)
Increase (decrease) in cash and cash equivalents	57.9	(27.9)
Cash and cash equivalents, beginning of period	349.0	1,025.8
Cash and cash equivalents, end of period	$406.9	$997.9

p. 11 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q1 2019	100	5,796	1,556	4,295	0.72	0.22	84%	37,613	37,937	$ 38.8	$ 1,023	$ 28.9	$ 18.0
		Q4 2018	100	5,645	2,856	2,927	0.44	0.19	83%	52,194	51,889	49.1	$ 946	30.5	21.9
		Q3 2018	100	5,306	2,718	3,262	0.42	0.19	81%	51,984	52,197	53.0	$ 1,015	32.6	26.0
		Q2 2018	100	4,620	3,106	4,279	0.44	0.18	80%	71,463	72,340	70.1	$ 969	16.8	38.8
		Q1 2018	100	9,075	3,110	5,839	0.70	0.20	82%	79,928	79,611	42.2	$ 530	9.6	23.0
	Round Mountain	Q1 2019	100	3,904	845	3,557	1.31	0.38	86%	85,135	83,614	$ 56.0	$ 670	$ 64.2	$ 7.9
		Q4 2018	100	4,386	987	4,172	1.38	0.43	83%	96,715	91,769	70.0	$ 763	68.0	9.6
		Q3 2018	100	5,023	980	4,410	1.43	0.42	82%	94,153	96,496	69.0	$ 715	47.1	12.7
		Q2 2018	100	4,721	853	4,361	1.44	0.37	86%	97,650	95,432	72.0	$ 754	43.6	13.9
		Q1 2018	100	7,893	832	8,175	1.62	0.28	86%	97,083	97,781	66.6	$ 681	26.4	14.8
	Bald Mountain (8)	Q1 2019	100	2,659	-	2,836	-	0.48	nm	47,255	43,230	$ 29.2	$ 675	$ 64.6	$ 16.2
		Q4 2018	100	4,929	-	5,406	-	0.47	nm	47,211	68,288	46.9	$ 687	40.4	22.4
		Q3 2018	100	7,106	-	5,806	-	0.38	nm	72,560	90,931	53.4	$ 587	44.2	29.3
		Q2 2018	100	7,109	-	7,109	-	0.48	nm	71,435	60,730	27.7	$ 456	44.9	20.8
		Q1 2018	100	5,333	-	5,333	-	0.38	nm	93,440	98,142	46.1	$ 470	20.4	27.2
	Kettle River- Buckhorn	Q1 2019	100	-	-	-	-	-	0%	-	-	$ -	$ -	$ -	$ -
		Q4 2018	100	-	-	-	-	-	0%	-	-	-	$ -	-	-
		Q3 2018	100	-	-	-	-	-	0%	-	-	-	$ -	-	-
		Q2 2018	100	-	-	-	-	-	0%	-	-	-	$ -	-	-
		Q1 2018	100	-	-	-	-	-	0%	-	927	-	$ -	-	-
	Paracatu	Q1 2019	100	12,393	14,283	-	0.38	-	80%	146,776	146,397	$ 94.9	$ 648	$ 16.5	$ 35.9
		Q4 2018	100	11,680	13,479	-	0.44	-	81%	145,634	152,395	116.6	$ 765	33.3	41.7
		Q3 2018	100	12,565	13,547	-	0.38	-	76%	126,515	125,700	97.6	$ 776	25.1	42.2
		Q2 2018	100	11,677	14,074	-	0.37	-	75%	121,226	117,043	100.4	$ 858	23.7	30.8
		Q1 2018	100	11,988	13,041	-	0.36	-	77%	128,200	128,279	115.9	$ 903	15.5	34.2
	Maricunga (8)	Q1 2019	100	-	-	-	-	-	nm	10,716	7,624	$ 4.8	$ 630	$ -	$ 0.4
		Q4 2018	100	-	-	-	-	-	nm	7,226	19,399	16.1	$ 830	-	0.6
		Q3 2018	100	-	-	-	-	-	nm	10,808	30,442	22.4	$ 736	-	1.1
		Q2 2018	100	-	-	-	-	-	nm	19,866	17,764	11.7	$ 659	-	0.8
		Q1 2018	100	-	-	-	-	-	nm	22,166	22,354	15.5	$ 693	-	1.5
Russia	Kupol (3)(4)(6)	Q1 2019	100	362	425	-	9.62	-	93%	130,088	130,414	$ 78.0	$ 598	$ 8.2	$ 27.4
		Q4 2018	100	400	425	-	8.77	-	95%	123,478	124,408	68.7	$ 552	19.4	30.1
		Q3 2018	100	412	439	-	8.69	-	95%	125,870	123,624	81.3	$ 658	22.0	32.0
		Q2 2018	100	412	430	-	8.42	-	95%	120,418	124,179	73.6	$ 593	11.2	33.0
		Q1 2018	100	412	427	-	8.58	-	95%	120,181	122,624	64.6	$ 527	10.8	38.4
West Africa	Tasiast	Q1 2019	100	1,962	1,269	-	2.37	-	97%	101,358	99,758	$ 66.0	$ 662	$ 75.7	$ 31.0
		Q4 2018	100	3,267	1,301	-	2.19	-	94%	91,548	83,780	69.5	$ 830	71.1	28.5
		Q3 2018	100	2,187	947	924	1.72	0.42	91%	53,363	50,549	66.2	$ 1,310	98.1	29.1
		Q2 2018	100	966	750	755	1.88	0.29	91%	47,276	48,409	54.8	$ 1,132	101.4	18.9
		Q1 2018	100	1,786	736	279	2.26	0.36	93%	58,778	60,503	46.8	$ 774	157.8	19.0
	Chirano - 100%	Q1 2019	90	499	908	-	1.97	-	92%	52,322	54,083	$ 44.0	$ 814	$ 3.3	$ 25.4
		Q4 2018	90	527	840	-	2.08	-	92%	51,273	49,173	39.5	$ 803	5.7	28.3
		Q3 2018	90	505	908	-	2.10	-	92%	56,675	53,915	41.7	$ 773	6.9	30.8
		Q2 2018	90	458	873	-	2.23	-	92%	58,572	57,399	44.6	$ 777	5.0	31.4
		Q1 2018	90	523	885	-	2.34	-	92%	60,179	64,440	46.9	$ 728	6.4	33.3
	Chirano - 90%	Q1 2019	90	499	908	-	1.97	-	92%	47,090	48,675	$ 39.6	$ 814	$ 3.0	$ 22.9
		Q4 2018	90	527	840	-	2.08	-	92%	46,146	44,255	35.5	$ 802	5.1	25.5
		Q3 2018	90	505	908	-	2.10	-	92%	51,007	48,524	37.6	$ 775	6.2	27.7
		Q2 2018	90	458	873	-	2.23	-	92%	52,715	51,659	40.1	$ 776	4.5	28.3
		Q1 2018	90	523	885	-	2.34	-	92%	54,161	57,996	42.2	$ 728	5.8	30.0

(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q1 2019: 69.61 g/t, 82.1%; Q4 2018: 73.35 g/t, 83.5%; Q3 2018: 72.38 g/t, 85.5%; Q2 2018: 68.65 g/t, 84%; Q1 2018: 69.35 g/t, 81.0%
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q1 2019: 83.74:1; Q4 2018: 84.42:1; Q3 2018: 80.80:1; Q2 2018: 79.00:1; Q1 2018: 79.25:1
(6)	Dvoinoye ore processed and grade were as follows: Q1 2019: 135,529, 7.46 g/t; Q4 2018: 104,495, 9.82 g/t; Q3 2018: 106,918, 10.03 g/t; Q2 2018: 121,739, 9.22 g/t; Q1 2018: 103,369, 10.13 g/t
(7)	Capital expenditures are presented on a cash basis, consistent with the interim condensed consolidated statements of cash flows.
(8)	"nm" means not meaningful.

p. 12 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Adjusted Net Earnings
(in millions, except per share amounts)	Three months ended
	March 31,
	2019	2018

Net earnings attributable to common shareholders - as reported	$64.7	$106.1
Adjusting items:
Foreign exchange gains	(2.1)	(0.5)
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(1.2)	0.2
Impairment, net of reversals(a)	-	-
Taxes in respect of prior periods	5.7	20.1
Fort Knox pit wall slide related costs	6.5	-
Restructuring costs	9.2	-
Other	1.9	(0.5)
Tax effect of the above adjustments	(1.4)	(0.2)
	18.6	19.1
Adjusted net earnings attributable to common shareholders	$83.3	$125.2
Weighted average number of common shares outstanding - Basic	1,250.6	1,247.5
Adjusted net earnings per share	$0.07	$0.10

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 13 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(in millions)	Three months ended
	March 31,
	2019	2018

Net cash flow provided from operating activities - as reported	$251.6	$293.5

Adjusting items:
Working capital changes:
Accounts receivable and other assets	(14.6)	2.4
Inventories	(37.4)	23.0
Accounts payable and other liabilities, including income taxes paid	31.2	44.8
	(20.8)	70.2
Adjusted operating cash flow	$230.8	$363.7

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(in millions, except ounces and production cost of sales per equivalent ounce)	Three months ended
	March 31,
	2019	2018

Production cost of sales - as reported	$411.7	$444.6
Less: portion attributable to Chirano non-controlling interest	(4.4)	(4.7)
Attributable production cost of sales	$407.3	$439.9

Gold equivalent ounces sold	603,057	674,661
Less: portion attributable to Chirano non-controlling interest	(5,408)	(6,444)
Attributable gold equivalent ounces sold	597,649	668,217
Consolidated production cost of sales per equivalent ounce sold	$683	$659
Attributable production cost of sales per equivalent ounce sold	$682	$658

p. 14 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended
	March 31,
	2019	2018

Production cost of sales - as reported	$411.7	$444.6
Less: portion attributable to Chirano non-controlling interest	(4.4)	(4.7)
Less: attributable silver revenues	(17.1)	(18.3)
Attributable production cost of sales net of silver by-product revenue	$390.2	$421.6

Gold ounces sold	589,825	660,884
Less: portion attributable to Chirano non-controlling interest	(5,398)	(6,433)
Attributable gold ounces sold	584,427	654,451
Attributable production cost of sales per ounce sold on a by-product basis	$668	$644

In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16 “Leases”, should be treated. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p. 15 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended
	March 31,
	2019	2018

Production cost of sales - as reported	$411.7	$444.6
Less: portion attributable to Chirano non-controlling interest(1)	(4.4)	(4.7)
Less: attributable(2) silver revenues(3)	(17.1)	(18.3)
Attributable(2) production cost of sales net of silver by-product revenue	$390.2	$421.6
Adjusting items on an attributable(2) basis:
General and administrative(4)	33.4	35.7
Other operating expense - sustaining(5)	5.5	6.8
Reclamation and remediation - sustaining(6)	11.4	15.2
Exploration and business development - sustaining(7)	13.9	12.3
Additions to property, plant and equipment - sustaining(8)	78.4	55.1
Lease payments - sustaining(9)	2.9	-
All-in Sustaining Cost on a by-product basis - attributable(2)	$535.7	$546.7
Other operating expense - non-sustaining(5)	16.2	8.1
Reclamation and remediation - non-sustaining(6)	1.7	1.3
Exploration - non-sustaining(7)	5.5	8.1
Additions to property, plant and equipment - non-sustaining(8)	164.7	171.5
Lease payments - non-sustaining(9)	0.4	-
All-in Cost on a by-product basis - attributable(2)	$724.2	$735.7
Gold ounces sold	589,825	660,884
Less: portion attributable to Chirano non-controlling interest(9)	(5,398)	(6,433)
Attributable(2) gold ounces sold	584,427	654,451
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$917	$835
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,239	$1,124

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

p. 16 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended
	March 31,
	2019	2018

Production cost of sales - as reported	$411.7	$444.6
Less: portion attributable to Chirano non-controlling interest(1)	(4.4)	(4.7)
Attributable(2) production cost of sales	$407.3	$439.9
Adjusting items on an attributable(2) basis:
General and administrative(4)	33.4	35.7
Other operating expense - sustaining(5)	5.5	6.8
Reclamation and remediation - sustaining(6)	11.4	15.2
Exploration and business development - sustaining(7)	13.9	12.3
Additions to property, plant and equipment - sustaining(8)	78.4	55.1
Lease payments - sustaining(9)	2.9	-
All-in Sustaining Cost - attributable(2)	$552.8	$565.0
Other operating expense - non-sustaining(5)	16.2	8.1
Reclamation and remediation - non-sustaining(6)	1.7	1.3
Exploration - non-sustaining(7)	5.5	8.1
Additions to property, plant and equipment - non-sustaining(8)	164.7	171.5
Lease payments - non-sustaining(9)	0.4	-
All-in Cost - attributable(2)	$741.3	$754.0
Gold equivalent ounces sold	603,057	674,661
Less: portion attributable to Chirano non-controlling interest(9)	(5,408)	(6,444)
Attributable(2) gold equivalent ounces sold	597,649	668,217
Attributable(2) all-in sustaining cost per equivalent ounce sold	$925	$846
Attributable(2) all-in cost per equivalent ounce sold	$1,240	$1,128

(1)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(2)	“Attributable” includes Kinross' share of Chirano (90%) production.
(3)	“Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(4)	“General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(5)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(6)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(7)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.
(8)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three months ended March 31, 2019, primarily relate to projects at Round Mountain, Bald Mountain and Fort Knox. Non-sustaining capital expenditures during the three months ended March 31, 2018, primarily relate to projects at Tasiast and Round Mountain.
(9)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(10)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(11)	“Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

p. 17 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2019 first-quarter highlights”, “Operations and organic development project highlights”, “CEO commentary”, “Russia”, “Organic development projects and opportunities” and “Outlook” as well as statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “assumption”, “believe”, “budget”, “consideration”, “continue”, “could”, “develop”, “enhancement”, “estimates”, “expand”, “expects”, “explore”, “extend”,, “forecast”, “focus”, “forward”, “future”, “guidance”, “indicate”, “initiative”, “intend”, “measures”, “on budget”, “on schedule”, “opportunity”, “optimize”, “outlook”, “phased”, “plan”, “possible”, “potential”, “pre-feasibility study”, “progress”, “project”, “projection”, “schedule”, “scoping study”, “seek”, “study”, “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2018 and the quarter ended March 31, 2019, and the Annual Information Form dated March 29, 2019 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the potential for operational challenges at Fort Knox resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase One and Phase Two expansions or any such alternate expansion that the Company decides to pursue and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment; operation of the SAG mill at Tasiast; exploration license conversions at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; and the renewal of the Chirano mining lease in a manner consistent with the Company’s expectations; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, the enforcement of labour laws, as well as the potential impact of the financial audit of producing mining companies in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the pending implementation of revisions to the tax code in Mauritania, and satisfactory resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania, the potential passing of Environmental Protection Agency regulations in the US relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, the European Union’s General Data Protection Regulation and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), mine plans for the Company’s mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations; (16) that the Tasiast project financing will proceed in a manner consistent with our current expectations; and (17) litigation and regulatory proceedings and the potential ramifications thereof being concluded in a manner consistent with the Company’s expectations (including without limitation the ongoing litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom) . Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2018 and the quarter ended March 31, 2019 and the Annual Information Form dated March 29, 2019. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 18 Kinross reports 2019 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce6.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $19 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $27 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

6 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and weighting of each currency within our consolidated cost structure.

p. 19 Kinross reports 2019 first-quarter results	www.kinross.com